Exhibit 99.4

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS OF INCOME

The statements of income contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. These forward-looking statements are based largely on management’s expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither Retalix Ltd. (“Retalix”) nor Integrated Distribution Solutions, L.L.C. (“IDS”) or TCI Solutions, Inc. (“TCI”) undertakes any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties which may affect such forward-looking statements, please refer to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F for the year ended December 31, 2004, as it might be amended from time to time. Retalix undertakes no obligation to publicly release the results of any revisions to these forward looking statements that may be made to reflect events or circumstances after the date thereof, or to reflect the occurrence of unanticipated events.

The unaudited pro forma combined condensed statement of income for the six months ended June 30 2004 combines the historical consolidated statements of income of Retalix, IDS and TCI as if the acquisition of the assets of IDS and the acquisition of TCI have occurred on January 1, 2004.

The unaudited pro forma combined condensed statement of income for the six months ended June 30, 2005 combines the historical consolidated statements of income of Retalix, IDS and TCI as if the acquisition of the assets of IDS and the acquisition of TCI have occurred on January 1, 2004.

The balance sheets of IDS and TCI as of June 30, 2005 have been consolidated in to the already published consolidated balance sheet of Retalix as of June 30, 2005.

The unaudited pro forma combined condensed statements of income are not necessarily indicative of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed statements of income should be read in conjunction with the respective historical financial statements and the notes thereto of both Retalix, IDS and TCI.

RETALIX LTD.

Unaudited Pro Forma Combined Condensed Statement of Income

For the year ended June 30, 2004

(U.S. dollars in thousands, except per share data)

	Retalix	IDS	TCI	Pro forma Adjustments		Note	Pro forma
	Six Months Ended June 30, 2004			IDS	TCI		As adjusted
REVENUES :
Product sales	34,173	7,557	1,983				43,713
Services and projects	20,422	8,683	8,530				37,635
Other		725					725
T o t a l revenues	54,595	16,965	10,513				82,073
COST OF REVENUES:
Cost of product sales	10,123	5,281	190	403	568	(1)	16,565
Cost of services and projects	8,506	2,997	4,682				16,185
Cost of other revenues		169					169
T o t a l cost of revenues	18,629	8,447	4,872	403	568		32,919
GROSS PROFIT	35,966	8,518	5,641	(403)	(568)		49,154
OPERATING EXPENSES (INCOME):
Research and development expenses - net	(14,370)	(1,336)	(1,831)				(17,537)
Selling and marketing expenses	(11,608)	(396)	(3,526)	(40)	(70)	(1)	(15,640)
General and administrative expenses	(7,293)	(3,561)	(2,723)	(9)		(1)	(13,586)
Other general income - net	5						5
T o t a l operating expenses	(33,266)	(5,293)	(8,080)	(49)	(70)		(46,758)
INCOME FROM OPERATIONS	2,700	3,225	(2,439)	(452)	(638)		2,396
FINANCIAL EXPENSES - net	171		38	506		(3)	715
GAIN ARISING FROM ISSUANCE OF
SHARES BY A SUNSIDIARY	200						200
INCOME BEFORE TAXES ON INCOME	2,729	3,225	(2,477)	(958)	(638)		1,881
TAXES ON INCOME	671			215		(4)	886
INCOME AFTER TAXES ON INCOME	2,058	3,225	(2,477)	(1,173)	(638)		995
SHARE IN LOSSES OF AN ASSOCIATED
COMPANY	69						69
MINORITY INTERESTS IN LOSSES OF
SUBSIDIARIES	113						113
NET INCOME	2,102	3,225	(2,477)	(1,173)	(638)		1,039
EARNINGS PER SHARE:
Basic	0.15					(5)	0.07
Diluted	0.14					(5)	0.06
WEIGHTED AVERAGE NUMBER OF
SHARES USED IN COMPUTATION OF
EARNINGS PER SHARE - in thousands:
Basic	14,092			290	716	(5)	15,098
Diluted	14,821			497	716	(5)	16,034

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

RETALIX LTD.

Unaudited Pro Forma Combined Condensed Statement of Income

For the six months ended June 30, 2005

(U.S. dollars in thousands, except per share data)

	Retalix	IDS	TCI	Pro forma Adjustments		Note	Pro forma
	Six Months Ended June 30, 2005(*)	Three Months Ended March 31, 2005	Three Months Ended March 31, 2005	IDS	TCI		As adjusted
REVENUES :
Product sales	48,706	2,930	1,788				53,424
Services and projects	35,850	5,425	4,017				45,292
Other		106					106
T o t a l revenues	84,556	8,461	5,805				98,822
COST OF REVENUES:
Cost of product sales	14,105	1,930	245	140	284	(1)	16,704
Cost of services and projects	14,767	1,905	1,892				18,564
Cost of other revenues		88					88
T o t a l cost of revenues	28,872	3,923	2,137	140	284		35,355
GROSS PROFIT	55,684	4,538	3,668	(140)	(284)		63,467
OPERATING EXPENSES (INCOME):
Research and development expenses - net	(20,410)	(749)	(772)				(21,931)
Selling and marketing expenses	(15,765)	(203)	(1,727)	(20)	(35)	(1)	(17,750)
General and administrative expenses	(10,749)	(3,248)	(2,378)	(4)		(1)	(16,379)
Acquisition related costs			(3,947)		3,947	(2)
T o t a l operating expenses	(46,924)	(4,199)	(8,824)	(24)	3,912		(56,060)
INCOME FROM OPERATIONS	8,760	339	(5,156)	(164)	3,628		7,407
FINANCIAL INCOME (EXPENSES) - net	13	45	(34)	(358)		(3)	(334)
INCOME BEFORE TAXES ON INCOME	8,773	384	(5,190)	(522)	3,628		7,073
TAXES ON INCOME	2,524			1,580		(4)	4,104
INCOME AFTER TAXES ON INCOME	6,249	384	(5,190)	(2,102)	3,628		2,969
SHARE IN LOSSES OF AN ASSOCIATED
COMPANY	83						83
MINORITY INTERESTS IN LOSSES OF
SUBSIDIARIES	206						206
NET INCOME	6,372	384	(5,190)	(2,102)	3,628		3,092
EARNINGS PER SHARE:
Basic	0.35					(5)	0.17
Diluted	0.33					(5)	0.16
WEIGHTED AVERAGE NUMBER OF
SHARES USED IN COMPUTATION OF
EARNINGS PER SHARE - in thousands:
Basic	18,227			145	358	(5)	18,730
Diluted	19,210			145	358	(5)	19,713

(*) The IDS and TCI statements of income for the three months ended June 30, 2005 are consolidated within the Retalix consolidated statement of income for the six months ended June 30, 2005.

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements of Income.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements

On April 1, 2005, a wholly owned subsidiary of Retalix acquired substantially all of the business assets of IDS. IDS is a provider of integrated enterprise software solutions for the wholesale grocery, convenience store and food service distribution industries.

Retalix acquired substantially all of the business assets of IDS for total consideration in the amount of $44,859,000 (including estimated direct transaction costs amounting to $600,000). The consideration for the acquisition of the business assets of IDS consisted of $37,976,000 in cash and 290,128 ordinary shares of Retalix, which represented approximately 1.6% of the issued and outstanding share capital of Retalix after giving effect to the issuance. In addition, Retalix will release to the sellers of the business assets of IDS 207,236 shares currently held in escrow, the value of which amounts to approximately $4,916,000, subject to IDS activity meeting certain performance objectives within two years of the closing date. The value of the shares issued as well as the contingent shares was calculated based upon the average of the closing price of Retalix’s ordinary shares on Nasdaq, for the period beginning two days before the acquisition through two days after the acquisition. The cash consideration of $37,976,000 was financed out of Retalix’s existing cash resources.

On April 1, 2005, a wholly owned subsidiary of Retalix acquired 97% of the preferred stock of TCI representing approximately 73% of the outstanding capital stock of TCI on an as-converted basis. In addition, on April 1, 2005, Retalix entered into an agreement and plan of merger whereby TCI would merge with and into a wholly owned subsidiary of Retalix. Subject to approval by TCI’s shareholders and other conditions, Retalix would pay an aggregate of $2,500,000 in cash for all outstanding TCI capital stock (other than shares held by Retalix and its subsidiary and before giving effect to shares with respect to which appraisal rights have been perfected under Delaware law). TCI is a provider of strategic pricing, merchandising and inventory management solutions for the grocery industry.

Retalix acquired the above share of TCI’s capital in the amount of $32,683,000 (including estimated direct transaction costs amounting to $1,100,000). The consideration for this acquisition consisted of $15,703,000 in cash and 715,730 ordinary shares of Retalix, which represented approximately 3.9% of the issued and outstanding share capital of Retalix after giving effect to the issuance. The value of the shares issued was calculated based upon the average of the closing price of Retalix’s ordinary shares on Nasdaq, for the period beginning two days before the acquisition through two days after the acquisition. The cash consideration of $15,703,000 was financed out of Retalix’s existing cash resources.

The unaudited pro forma combined statements of income for the six months ended June 30, 2004 and for the six months ended June 30, 2005 give effect to these acquisitions as if they have occurred on January 1, 2004. These unaudited pro forma combined condensed statements of income do not include any non-recurring charges directly attributable to the acquisitions.

Adjustments to unaudited pro forma combined condensed statements of income.

(1) Amortization of intangible assets established as part of the purchase price allocation in connection with the acquisition of IDS and TCI.

Intangible assets are amortized on a straight-line basis over 2-15 years.

(2)	Elimination of acquisition related costs in TCI.

(3)	Estimated reduction in interest income due to Retalix’s cash and cash equivalents and marketable securities used as cash considerations in the acquisitions.

(4)	Reflecting the tax effect of the pro forma adjustments regarding IDS and TCI, using the applicable tax rate.

(5)

The calculation of the weighted average number of shares for pro forma basic and diluted earnings per share gives effect to the issuance of 1,005,858 Retalix ordinary shares in the transactions, assuming these were issued on January 1, 2004.